

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Christine M. ....
Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

....tis•
z
.nan
)ward
etz
.aul" Chung
Lisa C. DeLessio•
Patrick J. Howley
Glenn W.D. Golding+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer○
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Mimi L. Magyar
Scott D. Field
Special Counsel
Philip R. Hochberg

*Maryland and D.C.
except as noted:*
+ Virginia also   ○ D.C. only
• Maryland only   † Retired



04045906

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

October 29, 2004

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b)
        promulgated under the Securities Exchange Act of 1934, as amended
        SEC File No. 82-34672
        Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

        October 29, 2004   Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule. 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

                                Very Truly Yours,

                                SHULMAN, ROGERS, GANDAL,
                                PORDY & ECKER, P.A.

                                By:
                                   Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
        Company Secretary (w/o enc.)
18031915-54.doc
T: 110504

RNS Number:6468E
Electrocomponents PLC
29 October 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notice today (28 October 2004) in accordance with the
Companies Act (as amended) that The Capital Group Companies, Inc. on behalf of
its affiliates including Capital International, Inc., Capital International S.A.
and Capital International Limited no longer has a notifiable interest in the
Ordinary Sharers of 10p each in the Company.

CARMELINA CARFORA

Group Company Secretary

28 October 2004

This information is provided by RNS
The company news service from the London Stock Exchange
END

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